Title of each of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
MICHAEL JAMES FERGUSON, JR (BC 108-1983-000070)	10,000,000	1.00	10,000,000	1,987.89

SECURITIES DETAILS

The class of securities described below are under the Seal(s) of the District of Columbia, witnessed by the United States of America DEPARTMENT OF STATE Certificate No. 19008272-1, annexed is District of Columbia Certificate No. 29168 with Security No. 108-1983-000070; and that such Seal(s) is or are entitled to full faith & credit. Company has provided a copy of GSA Standard Form(s) 28; 1416; 1418 (Affidavit of Individual Surety, Payment Bond for other than Construction Contracts, and Performance Bond for other than Construction Contracts). Attached is also evidence that the surety who is herein bonded is an instrumentality of the United States according to United States Statutes At Large: Public Law 101-647—Nov. 29, 1990; 104 Stat – Page 4935 § 3002(15)(c) – Instrumentality. This affidavit is formed to invoke the United States of America to accept said instrumentality as surety on the attached bond. To include, the said instrumentality is to hereby in the company of United States Department of the Treasury – Internal Revenue Service (be recorded in the regular course of business) all "Class of Securities" with Power of Attorney certified and recorded by the county/jurisdiction. All nonjudicial records or books kept in regards to said class of securities; in any public office of State, Territory, or Possession of the United States, or copies thereof, shall be proved or admitted in any court or office in any other State, Territory, or Possession of the United States. The security is governed by the following United States Statutes At Large: Sealing of Instruments; Record made in regular course of business; Government records and papers; copies; State and Territorial nonjudicial records; full faith and credit; Concealment, Removal, or Mutilation Generally; evidenced by United States Statutes At Large: PUBLIC LAWS—CH. 388-JULY 30, 1947; 61 STAT. [H. R. 1565] [Public Law 268] – Page 636; § 114; PUBLIC LAWS-CH. 646-JUNE 25, 1948; 80TH CONG., 2D SESS. 62 STAT. [H. R. 3214] [Public Law 773] – Pages(s) 945, 946, 947 §§ 1732, 1733, 1739; PUBLIC LAWS-CH. 645-JUNE 25, 1948; 80TH CONG., 2D SESS. 62 STAT. – Page 795, § 2071; Pub. L. 101-510; June 25, 1948, ch. 645, 62 Stat. 698, § 285; Amendment(s) 1994—Pub. L. 103-322.

CLASS OF SECURITIES (A DEBT OBLIGATION OF THE UNITED STATES)

The said class of securities, or other security is a binding 'Obligation' of the United States, and this Government obligation is in reference to all public debt obligations of the United States Government, includes but not limited to, an obligation whose principal and interest is unconditionally guaranteed by the United States Government retroactive the life of registration. Considerations should be highly undertaken when involving the market changes in value to herein security. Nothing shall affect or impair the priority of any claim of the United States against Government obligations; evidenced by the following United States Statutes At Large and Codes of Federal Regulations: PUBLIC LAWS-CH. 645-JUNE 25, 1948; 80TH CONG., 2D SESS. 62 STAT – Page 685; § 8; Pub. L. 97-258, Sept. 13, 1982, 96 Stat. 945: 31 CFR 225.2 –Government Obligations.

SEPARABILITY OF PROVISIONS

All provisions relating to an Act, Title, chapter, subchapter, or the application of such provision regarding annual, semiannual, quarterly (and so forth) filings required in order to maintain said status as a Foreign Private Issuer and or the determination of eligibility in order to be considered a Foreign Private Issuer; and information required in a prospectus relating to the class and registration of securities; or any other rules, regulations, circumstances, or otherwise, which would lead to civil and/ or criminal liabilities; and/ or which would refuse, delay, or cause to be rejected and/ or rescinded regarding the offer and sell, and registration of securities referencing said Foreign Company; shall be held invalid and be in violation of applicable laws mentioned herein; Consequently, said Act, Title, provisions relating to a chapter, subchapter, circumstances, or the application of such provision does not apply to said Foreign Private Native SAN & Company Officer; evidenced by the following United States Statutes At Large: Securities Exchange Act of 1934; Separability of Provisions – June 6, 1934, ch. 404, title I, § 33, 48 Stat. 905 (15 U.S. Code § 78gg); Trust Indenture Act of 1939: Separability of Provisions – May 27, 1933, ch. 38, title III, § 328, as added Aug. 3, 1939, ch. 411, 53 Stat. 1177 (15 U.S. Code § 77bbbb); Securities Act of 1933: Separability of Provisions – May 27, 1933, ch. 38, title I, § 26, 48 Stat. 88 (15 U.S. Code § 77z).

SYSTEM OF PEONAGE; DEBT PEONAGE; FOREVER ABOLISHED

The System of Peonage is forever prohibited; hence, abolished; evidenced by the following United States Statutes At Large: THIRTY-NINTH CONGRESS SESS. II CH. 187, 188, 1867; Page 546. All communications will be monitored in order to confirm whether or not "serious harm" and or "abuse or threatened abuse of law or legal process", were utilized in any manner or for any purpose for which the law was not designed, in order to exert pressure on another person to cause that person to take some action or refrain from taking some action. In addition, it is recommended that an agency, department, commission, board, or other entity of a State and the United States and/ or representatives thereof as well as members of non-profit organizations review the following United States Statutes At Large: Jun 25, 1948, ch. 645, 62 Stat. 772; Pub. L. 103-322, title XXXIII § 330016(1)(K), Sept. 13, 1994, 108 Stat. 2147; Pub. L. 104-208, div. C, title II, § 218(a), Sept. 30, 1996, 110 Stat. 3009—573; Pub. L. 106-386, div. A, § 112(a)(1), Oct. 28, 2000, 114 Stat. 1486; Pub. L. 110-457, title II, § 222(b)(1), Dec. 23, 2008, 122 Stat. 5067; Pub. L. 115-392, § 11(1)(A), Dec. 21, 2018, 132 Stat. 5255.

Under no circumstances shall the Foreign Private Native SAN & Company Officer(s) are to be assumed or pressured to be organized, created, or to be an instrumentality of the United States or a State who is subjected to the Special Maritime and Territorial Jurisdiction of the United States; Consequently, no agency, department, commission, board, or other entity of a State and the United States, other persons, or courts within the United States have the authority to control substantial decisions nor able to exercise primary supervision over the administration of the Foreign Private entity Native SAN & Company. To think and act otherwise especially in order to cause "serious harm" and or "abuse or threatened abuse of law or legal process", which would be utilized in any manner or for any purpose for which the law was not designed, in order to exert pressure on another person to cause that person to take some action or refrain from taking some action; would be a direct violation of United States Statutes At Large: THIRTY-NINTH CONGRESS SESS. II CH. 187, 188, 1867; 546; June 25, 1948, ch. 645, 62 Stat. 772; Pub. L. 106—386, div. A, § 112(a)(1), Oct. 28, 2000, 114 Stat. 1486; and other Public Laws relating to a System of Peonage, Debt Peonage, and so forth. All Unalienable Rights are Strictly and Explicitly Reserved.

THE UNITED STATES STATUTES AT LARGE; LITTLE AND BROWN'S EDITION OF LAWS IN SUPPORT OF PUBLIC LAWS WHICH ARE IN SUPPORT OF CLASS OF SECURITIES, REGISTRATION OF SECURITIES, AND ADDITIONAL ATTACHMENTS RELATED TO SAID CLASS OF SECURITIES

The class of securities, registration of securities, and additional attachments related to said registration of securities, are governed by two or more of the following United States At Large; Sealing of Instruments; Record made in regular course of business; Government records and papers; copies; State and Territorial nonjudicial records; full faith and credit; Concealment, Removal, or Mutilation Generally; evidenced by United States Statutes At Large: PUBLIC LAWS—CH. 388-JULY 30, 1947; 61 STAT. [H. R. 1565] [Public Law 268] – Page 636; § 114; PUBLIC LAWS-CH. 646-JUNE 25, 1948; 80TH CONG., 2D SESS. 62 STAT. [H. R. 3214] [Public Law 773] – Pages(s) 945, 946, 947 §§ 1732, 1733, 1739; PUBLIC LAWS-CH. 645-JUNE 25, 1948; 80TH CONG., 2D SESS. 62 STAT. – Page 795, § 2071; Pub. L. 101-510; June 25, 1948, ch. 645, 62 Stat. 698, § 285; Amendment(s) 1994—Pub. L. 103-322.

The Public Laws attached herein and the same is hereby, mentioned within said offering are governed by the following:

The United States Statutes At Large – PUBLIC LAWS—CH. 388-JULY 30, 1947; 61 STAT. [H. R. 1565] [Public Law 278] – Page 636; § 112.

"Little and Brown's" Edition of Laws and Treaties; Admissibility in Evidence – PUBLIC LAWS—CH. 388-JULY 30, 1947; 61 STAT. [H. R. 1565] [Public Law 278] – Page 636; § 113.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this document has been signed on its behalf by the undersigned, thereunto duly authorized, in the United States of America – in the State of the Union on May 13, 2022

(Registrant) <u>NATIVE SAN & COMPANY, LLC</u> .

By(Signature and Title) <u>NATIVE SAN & COMPANY – FOREIGN PRIVATE ISSUER</u> .

(Signature <u>/s/ ferguson el, noble</u> .

(Title) <u>Chief Financial Officer</u> .

(Date) <u>05/13/2022</u> .